As filed with the Securities and Exchange Commission on June 22, 2017

Securities Act File No. 33-79180

Investment Company Act File No. 811-08518

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 36	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 37	☒

GABELLI GOLD FUND, INC.

(Exact Name of Registrant as Specified in Charter)

One Corporate Center, Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: 1-800-422-3554

Bruce N. Alpert

Gabelli Funds, LLC

One Corporate Center

Rye, New York 10580-1422

(Name and Address of Agent for Service)

Copies to:

Andrea R. Mango, Esq. Gabelli Gold Fund, Inc. One Corporate Center Rye, New York 10580-1422	Michael R. Rosella, Esq. Paul Hastings LLP 200 Park Avenue New York, New York 10166

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A (File Nos. 33-79180 and 811-08518) of the Gabelli Gold Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing Exhibits 28(a)(7), 28(e)(2), 28(i)(3), 28(m)(5) and 28(n)(2) to the Registration Statement. Accordingly, this Post-Effective Amendment No. 36 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 36 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 36 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 28. Exhibits

(a)(1)	Articles of Incorporation of the Registrant, dated May 11, 1994, are incorporated by reference to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 29, 1996 (Accession No. 0001005477-96-000060) (“Post-Effective Amendment No. 3”).

(a)(2)	Articles of Amendment to the Articles of Incorporation, dated April 25, 2000, are incorporated by reference to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on May 1, 2000 (Accession No. 0000935069-00-000196) (“Post-Effective Amendment No. 8”).

(a)(3)	Articles Supplementary to the Articles of Incorporation, dated December 6, 2002, are incorporated by reference to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on December 16, 2002 (Accession No. 0000935069-02-001340) (“Post-Effective Amendment No. 11”).

(a)(4)	Articles Supplementary to the Articles of Incorporation, dated April 2, 2005, are incorporated by reference to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 29, 2005 (Accession No. 0000935069-05-001041) (“Post-Effective Amendment No. 15”).

(a)(5)	Articles of Amendment to the Articles of Incorporation, dated December 22, 2005, are incorporated by reference to Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 28, 2006 (Accession No. 0000935069-06-001195).

(a)(6)

Articles of Amendment to the Articles of Incorporation, dated November 22, 2011, are incorporated by reference to Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 27, 2012 (Accession No. 0001193125-12-191631) (“Post-Effective Amendment No. 24”).

(a)(7)	Articles Supplementary to the Articles of Incorporation, dated June 21, 2017, are filed herewith.

(b)(1)	By-Laws of the Registrant, dated May 11, 1994, are incorporated by reference to Post-Effective Amendment No. 3.

(b)(2)	Amended and Restated By-laws, dated August 19, 2009, are incorporated by reference to Post-Effective Amendment No. 20 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on February 26, 2010 (Accession No. 0000950123-10-017793).

(c)	Not Applicable.

(d)(1)	Investment Advisory Agreement between the Registrant and Gabelli Funds, Inc., dated June 15, 1994, is incorporated by reference to Post-Effective Amendment No. 9 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on May 1, 2001, (Accession No. 0000935069-01-500089) (“Post-Effective Amendment No. 9”).

(d)(2)	Amendment No. 1 to the Investment Advisory Agreement between the Registrant and Gabelli Funds, Inc. (now known as Gabelli Funds, LLC), dated May 17, 2000, is incorporated by reference to Post-Effective Amendment No. 9.

(e)(1)	Distribution Agreement between the Registrant and G.distributors, LLC, dated August 1, 2011, is incorporated by reference to Post-Effective Amendment No. 24.

(e)(2)	Amended and Restated Distribution Agreement between the Registrant and G.distributors, LLC, dated June 20, 2017, is filed herewith.

(f)	Not Applicable.

(g)(1)	Amended and Restated Master Custodian Agreement, between the Registrant and State Street Bank & Trust Company (“State Street”), dated July 2, 2001, is incorporated by reference to Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on May 1, 2002 (Accession No. 0000935069-02-000386).

(g)(2)	Form of Subcustodian Agreement (for precious metals) is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on June 24, 1994.

(h)	Transfer Agency and Service Agreement between the Registrant and State Street is incorporated by reference to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 30, 1998 (Accession No. 0000950152-98-003817).

(i)(1)	Consent of Paul Hastings, LLP, Fund counsel, is incorporated by reference to Post-Effective Amendment No. 34 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 28, 2017, (Accession No. 0001193125-17-146536) (“Post-Effective Amendment No. 34”).

(i)(2)	Opinion of Venable, Baetjer and Howard is incorporated by reference to Post-Effective Amendment No. 8.

(i)(3)	Opinion of Venable LLP, with respect to Class T Shares, is filed herewith.

(j)(1)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, is incorporated by reference to Post-Effective Amendment No. 34.

(j)(2)	Power of Attorney for Mario J. Gabelli, Caesar M. P. Bryan, E. Val Cerutti, Anthony J. Colavita, Werner J. Roeder, Anthonie C. van Ekris, and Daniel E. Zucchi, dated November 1, 2000, are incorporated by reference to Post-Effective Amendment No. 9.

(j)(3)	Power of Attorney for Salvatore J. Zizza, dated April 27, 2004, is incorporated by reference to Post-Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A, as filed with the SEC via EDGAR on April 30, 2004 (Accession No. 0000935069-04-000675).

(k)	Not Applicable.

(l)(1)	Subscription Agreement with initial shareholder, dated June 15, 1994, is incorporated by reference to Post-Effective Amendment No. 3.

(l)(2)	Purchase Agreement with respect to Class A Shares of the Fund, dated November 20, 2002, is incorporated by reference to Post-Effective Amendment No. 11.

(l)(3)	Purchase Agreement with respect to Class B Shares of the Fund, dated November 20, 2002, is incorporated by reference to Post-Effective Amendment No. 11.

(l)(4)	Purchase Agreement with respect to Class C Shares of the Fund, dated November 20, 2002, is incorporated by reference to Post-Effective Amendment No. 11.

(m)(1)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class AAA shares, dated August 1, 2011, is incorporated by reference to Post-Effective Amendment No. 24.

	(m)(2)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class A Shares, dated August 1, 2011, is incorporated by reference to Post-Effective Amendment No. 24.

	(m)(3)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class B Shares, dated August 1, 2011, is incorporated by reference to Post-Effective Amendment No. 24.

	(m)(4)	Amended and Restated Plan of Distribution pursuant to Rule 12b-1 relating to Class C Shares, dated August 1, 2011, is incorporated by reference to Post-Effective Amendment No. 24.

	(m)(5)	Plan of Distribution pursuant to Rule 12b-1 relating to Class T Shares, dated June 20, 2017, is filed herewith.

	(n)(1)	Amended and Restated Rule 18f-3 Multi-Class Plan, dated May 12, 2004, is incorporated by reference Post-Effective Amendment No. 15.

	(n)(2)	Amended and Restated Rule 18f-3 Multi-Class Plan, dated June 20, 2017, is filed herewith.

	(o)	Not Applicable.

	(p)	Revised Code of Ethics for the Registrant, Gabelli Funds, LLC, GAMCO Asset Management, Inc., G.research, LLC, G.distributors, LLC, Teton Advisors, Inc., Gabelli & Partners, LLC, Gabelli Fixed Income LLC, and Gabelli & Company Investment Advisers, Inc., dated January 12, 2017, is incorporated by reference to Post-Effective Amendment No. 34.

Item 29.		Persons Controlled by or Under Common Control with Registrant

None.

Item 30.		Indemnification

Under Article V, Section 1, of the Registrant’s By-Laws, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason of his being or having been a director or officer of Registrant. This provision does not authorize indemnification when it is determined, in the manner specified in the By-Laws, that such director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. In addition, Section 1 provides that to the fullest extent permitted by Maryland General Corporation Law, as amended from time to time, no director or officer of the Fund shall be personally liable to the Fund or its stockholders for money damages, except to the extent such exemption from liability or limitation thereof is not permitted by the Investment Company Act of 1940, as amended from time to time. Under Article V, Section 2, of the Registrant’s By-Laws, expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by such director or officer to repay such expenses to Registrant in the event that it is ultimately determined that indemnification of the advanced expenses is not authorized under the By-Laws.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.		Business and Other Connections of the Investment Adviser

Gabelli Funds, LLC (the “Adviser”) is a registered investment adviser providing investment management and administrative services to the Registrant. The Adviser also provides similar services to other mutual funds.

The information required by this Item 31 with respect to any other business, profession, vocation or employment of a substantial nature engaged in by directors and officers of the Adviser during the past two fiscal years is incorporated by reference to Form ADV filed by the Adviser pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-37706).

Item 32.		Principal Underwriter

	(a)	G.distributors, LLC (“G.distributors”) currently acts as distributor for Gabelli 787 Fund, Inc., The Gabelli Asset Fund, Gabelli Capital Series Funds, Inc., Comstock Funds, Inc., The Gabelli Dividend Growth Fund, Gabelli Equity Series Funds, Inc., GAMCO Global Series Funds, Inc., The GAMCO Growth Fund, GAMCO International Growth Fund, Inc., Gabelli Investor Funds, Inc., The GAMCO Mathers Fund, The Gabelli Money Market Funds, Gabelli ESG Fund, Inc., The Gabelli Utilities Fund, The Gabelli Value 25 Fund Inc., The TETON Westwood Funds, Keeley Funds, Inc., and Gabelli NextShares Trust.

	(b)	The information required by this Item 32 with respect to each director, officer or partner of G.distributors is incorporated by reference to Schedule A of Form BD filed by G.distributors pursuant to the Securities Exchange Act of 1934, as amended (SEC File No. 8-68697).

	(c)	Not Applicable.

Item 33.		Location of Accounts And Records

All accounts, books and other documents required by Section 31(a) of the Investment Company Act of 1940, as amended, and Rules 31a-1 through 31a-3 thereunder are maintained at the following offices:

1. Gabelli Funds, LLC One Corporate Center Rye, New York 10580-1422

2. BNY Mellon Investment Servicing (US) Inc. 201 Washington Street Boston, Massachusetts 02108

3. BNY Mellon Investment Servicing (US) Inc. 301 Bellevue Parkway Wilmington, Delaware 19809

4. State Street Bank and Trust Company One Heritage Drive North Quincy, Massachusetts 02171

5. Boston Financial Data Services, Inc. Two Heritage Drive North Quincy, Massachusetts 02171

Item 34.	Management Services

Not Applicable.

Item 35.	Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, the GABELLI GOLD FUND, certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 36 to its Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment No. 36 to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Rye, and State of New York, on the 22nd day of June, 2017.

GABELLI GOLD FUND, INC.

By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 36 to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Mario J. Gabelli*	Chairman of the Board	June 22, 2017
Mario J. Gabelli

/s/ Bruce N. Alpert	President	June 22, 2017
Bruce N. Alpert	(Principal Executive Officer)

/s/ John C. Ball	Treasurer	June 22, 2017
John C. Ball	(Principal Financial and
Accounting Officer)

E. Val Cerutti*	Director	June 22, 2017
E. Val Cerutti

Anthony J. Colavita*	Director	June 22, 2017
Anthony J. Colavita

Werner J. Roeder*	Director	June 22, 2017
Werner J. Roeder

Anthonie C. van Ekris*	Director	June 22, 2017
Anthonie C. van Ekris

Salvatore J. Zizza*	Director	June 22, 2017
Salvatore J. Zizza

Daniel E. Zucchi*	Director	June 22, 2017
Daniel E. Zucchi

*By:	/s/ Bruce N. Alpert
Bruce N. Alpert
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

28(a)(7)	Articles Supplementary to the Articles of Incorporation, dated June 21, 2017

28(e)(2)	Amended and Restated Distribution Agreement between the Registrant and G.distributors, LLC, dated June 20, 2017

28(i)(3)	Opinion of Venable LLP

28(m)(5)	Plan of Distribution pursuant to Rule 12b-1 relating to Class T Shares, dated June 20, 2017

28(n)(2)	Amended and Restated Rule 18f-3 Multi-Class Plan, dated June 20, 2017